

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

<u>Via E-mail</u>
Keenan D. Lynch
Chief Executive Officer
CrossAmerica Partners, LP
600 Hamilton Street, Suite 500
Allenttwon, PA 1801

> **Re:** **CrossAmerica Partners, LP**
> **Form 8-K**
> **Exhibit No. 2.1 – Exchange Agreement, dated as of November 19, 2019, between Circle K Stores, Inc. and CrossAmerica Partners LP**
> **Exhibit No. 10.2 – Transitional Omnibus Agreement, effective as of November 19, 2019, by and among CrossAmerica Partners LP, CrossAmerica GP LLC and Circle K Stores Inc.**
> **Filed November 21, 2019**
> **File No. 001-35711**

Dear Mr. Lynch:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance